EXHIBIT 99.3

Alex Duggan, Manager, Estimating, Bsc, Msc.,P. Eng.
Jacobs Minerals Canada, Inc.
1920 Yonge  Street, Suite 301 South
Toronto, Ontario M4S 3E2, Canada
 Telephone: (416) 343-9207
Fax: (416) 343-9300 fax
Alex.Duggan@jacobs.com

The Toronto Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
NYSE-Amex

Re: Exeter Resource Corporation (the “Company”) - Consent of Qualified Person

I, Alex Duggan, consent to the public filing of the Technical Report titled “Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile” and dated January 16, 2012 (the “Technical Report”) by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the January 16, 2012 new release titled “Exeter Completes Positive Prefeasibility Study for its Caspiche Project” of Exeter Resource Corporation.

I certify that I have read the January 17, 2012 new release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 16th day of January 2012.

Signed and Sealed

/s/ Alex Duggan
 _____________________________
Alex Duggan
B.Sc., Civil Engineer; M.Sc., Planning
Manager, Estimating at Aker Solutions Canada Inc.
Member of Professional Engineers Toronto